UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 15

CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION UNDER SECTION 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934 OR SUSPENSION OF DUTY TO FILE REPORTS UNDER SECTIONS 13 AND 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934.

Commission File Number    000-54813

HomeTrust Bancshares, Inc.

(Exact name of registrant as specified in its charter)

10 Woodfin Street, Asheville, North Carolina 28801, (828) 259-3939

(Address, including zip code, and telephone number, including area code, of registrant's principal executive offices)

Preferred Share Purchase Rights (1)

(Title of each class of securities covered by this Form)

Common Stock, par value $0.01 per share

(Titles of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains)

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)	☒
Rule 12g-4(a)(2)	☐
Rule 12h-3(b)(1)(i)	☐
Rule 12h-3(b)(1)(ii)	☐
Rule 15d-6	☐
Rule 15d-22(b)	☐

Approximate number of holders of record as of the certification or notice date: None

(1) The Preferred Share Purchase Rights (the “Rights”) expired on August 21, 2021 in accordance with the terms of the Tax Benefits Preservation Plan, dated as of September 25, 2012 and amended by Amendment No. 1 thereto, dated as of August 31, 2015, and Amendment No. 2 thereto, dated as of August 21, 2018, between HomeTrust Bancshares, Inc. (the “Company”) and Computershare Trust Company, N.A., as successor rights agent to Registrar and Transfer Company. The Company filed a Form 8-A to register the Rights on September 25, 2012, which was amended by Amendment No. 1 thereto filed on August 31, 2015 and Amendment No. 2 thereto filed on August 23, 2018.

Pursuant to the requirements of the Securities Exchange Act of 1934, HomeTrust Bancshares, Inc. has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

Date: August 23, 2021	By:	/s/ Tony J. VunCannon
	Name:	Tony J. VunCannon
	Title:	Executive Vice President, Chief Financial Officer, Corporate Secretary and Treasurer